ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group.  Your risk retention group may not be subject to all of the insurance laws and regulations of your state.  State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.    Name of Insured (the “Insured”)                                                                     Bond Number:

Franklin Alternative Strategies Funds                                                           87170122B

               Principal Office:                                            Mailing Address:

                     One Franklin Parkway 970/3                         One Franklin Parkway 970/3

                     San Mateo, CA 94403-1906                          San Mateo, CA 94403-1906

Item 2.	Bond Period: from 12:01 a.m. on	June 30, 2022	, to 12:01 a.m. on	June 30, 2023	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$100,000,000	Not Applicable
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$100,000,000	$250,000
	Insuring Agreement D-	IN TRANSIT	$100,000,000	$250,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$100,000,000	$250,000
	Insuring Agreement F-	SECURITIES	$100,000,000	$250,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$100,000,000	$250,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$100,000,000	$250,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$100,000,000	$250,000
	Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$250,000

Item 4.    Offices or Premises Covered--All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider.  Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.    The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

               Riders:   1-2-3-4-5-6-7-8-9-10-11

               and of all Riders applicable to this Bond issued during the Bond Period.

By: ____/S/ Maggie Sullivan__________                        By: ___/S/ Swenitha Nalli______________

Authorized Representative                                                                                Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.     FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.      AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.     ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.     IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

2	Bond (6/18)

E.      FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)   bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)   instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)   withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.   SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)   be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)   be lost or stolen, or

(3)   contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

3	Bond (6/18)

This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.     COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.     UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)   uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)   any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.    PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)   is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)   is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)   is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

4	Bond (6/18)

EXCLUDING loss resulting from:

(1)   the failure to pay for shares attempted to be purchased; or

(2)   any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)   any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)   the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)   a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)   the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.     ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.   Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.   If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.      WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

5	Bond (6/18)

C.     COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.   an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.   in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.     INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

6	Bond (6/18)

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.           “Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.            “Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.           “Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.           “Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.            “Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.            “Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.           “Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

H.           “Cryptocurrency” means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate generation of units and to verify transfer of units from one person to another.

I.              “Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.             “Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.           “Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

7	Bond (6/18)

L.            “Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

M.          “Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

N.           “Employee” means:

(1)   each officer, director, trustee, partner or employee of the Insured, and

(2)   each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)   each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)   each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)   each officer, director, trustee, partner or employee of

(a)     an investment adviser,

(b)     an underwriter (distributor),

(c)     a transfer agent or shareholder accounting recordkeeper, or

(d)     an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)   each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

8	Bond (6/18)

(7)   each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)   each officer, partner or employee of

(a)   any Depository or Exchange,

(b)   any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)   any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)   in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

O.           “Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

P.            “Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.           “Items of Deposit” means one or more checks or drafts.

R.           “Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

S.            “Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

T.            “Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

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U.           “Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

V.           “Officially Designated” means designated by the Shareholder of Record:

(1)   in the initial account application,

(2)   in writing accompanied by a signature guarantee, or

(3)   in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

W.         “Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

X.           “Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

Y.           “Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Z.            “Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

AA.      “Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

BB.       “Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

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CC.      “Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

DD.      “Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

EE.       “Single Loss” means:

(1)   all loss  caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)   all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)   all expenses incurred with respect to any one audit or examination, or

(4)   all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

FF.        “Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

GG.     “Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.     Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.            Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.            Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

11	Bond (6/18)

D.           Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.            Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.            Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.           Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.           Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.              Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)   to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)   to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.              All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.           Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.            Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.          Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

12	Bond (6/18)

N.           Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.           Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.            Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.N(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.           Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.            Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.            All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.            Loss resulting from vandalism or malicious mischief.

U.           Loss resulting from the theft, disappearance, or destruction of Cryptocurrency or from the change in value of Cryptocurrency, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

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Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)   becomes aware of facts, or

(2)   receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

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SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)   the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)   the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)   the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

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SECTION 9.    NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.  OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.  DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

16	Bond (6/18)

SECTION 13.  TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.  RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

17	Bond (6/18)

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15.  CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.  the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.   the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.   the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.  for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

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E.   if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.   each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17.  NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.  the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.   the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.   the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.  CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19.  COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20.  ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

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ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

NAMED INSURED COMPANY RIDER (FUNDS-ONLY OMNIBUS)

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

(1)         any Investment Company (or portfolio thereof) existing as of the Effective Date of this Bond that is advised, distributed, or administered by Franklin Resources, Inc. (“FRI”) or any Existing Subsidiary and which FRI has made a good faith effort to identify as a proposed Insured in the Application or any attachments thereto, provided, that FRI or any Existing Subsidiary has responsibility for placing liability insurance coverage for  such existing Investment Company (or portfolio thereof);

(2)         any Investment Company (or portfolio thereof) newly-created after the Effective Date of this Bond that is advised, distributed, or administered by FRI or any Existing Subsidiary, provided, that FRI or an Existing Subsidiary has responsibility for placing insurance coverage for such newly-created Investment Company (or portfolio thereof); and

(3)         any Inactive Investment Company (or portfolio thereof);

provided, however, that notwithstanding the foregoing, Item 1 of the Declarations, Name of Insured, shall in no event include any Investment Company (or any portfolio of any Investment Company) that is insured under the Royce Bond.

It is further understood and agreed that notwithstanding the foregoing, and regardless of how many times this Bond (or this rider) may hereafter be renewed, an Inactive Investment Company (or portfolio thereof) shall automatically cease to be an Insured eight years following its Inactive Date.

It is further understood and agreed that:

(a)         “Existing Subsidiary,” shall mean any entity wholly-owned (directly or indirectly) by FRI as of the Effective Date of this Bond which FRI has made a good faith effort to identify in the Application or any attachment thereto;

(b)         “Inactive Investment Company” shall mean any Investment Company (or portfolio thereof) (1) that has no active operations of its own, either by reason of previously (i) having had substantially all of its assets acquired by an Investment Company that is an Insured, (ii) having been merged into another Investment Company that is an Insured, or (iii) having been liquidated; and (2) that was an Insured under any prior Predecessor FRI/LM Bond issued by the Underwriter under which bond such Investment Company was an Insured;

(c)         “Inactive Date” as regards an Inactive Investment Company (or portfolio thereof) is the Date that such Inactive Investment Company (or portfolio thereof) ceased operations by reason of subpart (1)(i), (ii), or (iii) of the definition of “Inactive Investment Company;”

(d)          “Predecessor FRI/LM Bond” shall mean any Investment Company Blanket Bond (i) that incepted prior to the Effective Date of this Bond and (ii) under which any Investment Company (or portfolio thereof) that was advised, distributed, or administered by FRI or an Existing Subsidiary was an Insured, but a Predecessor FRI/LM Bond shall in no event include any Royce Bond; and

(e)         “Royce Bond” shall mean ICI Mutual Investment Company Blanket Bond No. 87091122B (or any predecessor to, or any renewal or replacement thereof).

It is further understood and agreed that the title in this rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.    COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.   Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.   “Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.   “Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)     is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)     is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)     causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.   “Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.   “Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.   “Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.    “User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.   Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.   Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.   Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.   Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)     any Authorized User (whether a natural person or an entity); or

(2)     in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)     in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.   Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.   Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.    Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.EE of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)     by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)     immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the exclusion set forth at Section 2.M of this Bond shall not apply with respect to loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee in connection with offers or sales of securities issued by an Insured Fund if such Employee (a) is an employee of that Fund or of its investment adviser, principal underwriter, or affiliated transfer agent, and (b) who is communicating with purchasers of such securities only in person in an office of an Insured or by telephone or in writing, and (c) does not receive commissions on such sales; provided, that such Dishonest or Fraudulent Acts or other acts or omissions do not involve, and such loss does not arise from, a statement or representation which is not (1) contained in a currently effective prospectus regarding such securities, which has been filed with the Securities and Exchange Commission, or (2) made as part of a scripted response to a question regarding that Fund or such securities, if the script has been filed with, and not objected to by, the Financial Industry Regulatory Authority, Inc. and if the entire scripted response has been read to the caller, and if any response concerning the performance of such securities is not outdated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)     such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)     reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)     any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)     such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

AMENDED DEFINITION OF “EMPLOYEE” RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the definition of “Employee” in Section 1.N(6) of this Bond shall be amended to include any individual assigned, on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, provided that in the case of an individual assigned other than by an agency furnishing temporary personnel, such individual has passed a Successful Background Check conducted by or on behalf of the Insured.

It is further understood and agreed that for purposes of this rider, a “Successful Background Check” shall mean a background check (including contact with the individual’s previous employers and personal references and utilization of a private investigation agency), which results in a determination by the Insured that the individual has satisfied the security criteria established by the Insured for hiring employees on a permanent basis.

It is further understood and agreed that the title in this rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the references in Section 13, Termination, to “not less than sixty (60) days” shall be modified to read “not less than ninety (90) days.”

It is further understood and agreed that the sixth paragraph of Section 13, Termination, is amended to read as follows:

      “For purposes of this section, detection occurs when any professional employee of the Legal, Compliance or Risk Management Departments of the Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Five Hundred Thousand Dollars ($500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)     the Shareholder of Record verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)     if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction shall be Twenty-Five Million Dollars ($25,000,000) and the Deductible Amount applicable to any such Single Loss is One Hundred Thousand Dollars ($100,000).

It is further understood and agreed that, notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Online Transactions shall be an aggregate of Twenty-Five Million Dollars ($25,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“Online Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

“Online Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.

“Online Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act.

As used herein, “Federal Share of Compensation” shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Underwriter shall use its best efforts to enter into an agreement with each Facultative Reinsurer on this Bond, regarding the Insureds’ rights against such Facultative Reinsurer (“Cut Through Agreement”), in substantially the form(s) reviewed and agreed to by the Insureds.

It is further understood and agreed that as used in this rider, “Facultative Reinsurer” means any entity providing reinsurance for this Bond to the Underwriter on a facultative basis (and always excluding any entity providing reinsurance for this Bond to the Underwriter pursuant to treaty).

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this Bond other than as above stated.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

SOCIAL ENGINEERING FRAUD RIDER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.     Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $250,000 (Two Hundred Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.   “Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.   “Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)     is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)     is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)     is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.   “Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.   “Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

It is further understood and agreed that the title in this rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED                                                                                                                                                                   BOND NUMBER

Franklin Alternative Strategies Funds                                                                       87170122B

EFFECTIVE DATE                                                 BOND PERIOD                                          AUTHORIZED REPRESENTATIVE

June 30, 2022                June 30, 2022 to June 30, 2023                         /S/ Maggie Sullivan

ENHANCED AUTHENTICATION MEASURES RIDER

In consideration for the premium charged for this Bond, it is hereby understood and agreed that SECTION 1. DEFINITIONS is amended by deleting the definition of “Officially Designated” in paragraph V in its entirety and replacing it with the following:

V.  “Officially Designated” means designated by the Shareholder of Record or the Retirement Plan Participant:

(1)     in the initial account application,

(2)     in writing accompanied by a signature guarantee,

(2)   in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record in writing to the Insured at least thirty (30) days prior to such callback, or

(3)   in writing, by voice over the telephone, or by Electronic Transmission, where the identity of the Shareholder of Record is contemporaneously confirmed using Enhanced Authentication Measures.

It is further understood and agreed that “Enhanced Authentication Measures” shall mean gAuthenticate service provided by GIACT Systems, LLC, as described in the email dated May 9, 2019, from Franklin Templeton Investments to the Underwriter.

It is further understood and agreed that the title in this rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

AXIS EXCESS INSURANCE

POLICYHOLDER NOTICE ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

HTTPS://WWW.TREASURY.GOV/RESOURCE-CENTER/SANCTIONS/PAGES/DEFAULT.ASPX

AXIS EXCESS INSURANCE

DECLARATIONS

NAMED INSURED AND ADDRESS	Franklin Alternative Strategies Funds One Franklin Parkway San Mateo, CA 94403
BROKER OF RECORD	Aon Risk Services Northeast, Inc. [New York] 165 Broadway, Suite 3201, One Liberty Plaza New York, NY 10006

INSURER	AXIS Insurance Company (Admitted) 111 South Wacker Drive, Suite 3500 Chicago, IL 60606 (866) 259-5435 A Stock Insurer
POLICY FORM	AXIS EXCESS INSURANCE POLICY AXIS 1010302 0817
POLICY NUMBER	P-001-000943944-01
POLICY PERIOD	Effective Date: 06/30/2022 Expiration Date: 06/30/2023 Both dates at 12:01 a.m. at the Named Insured’s address stated herein.

FULL LAYER PREMIUM	$95,120.00
AXIS PROPORTIONATE SHARE PREMIUM	$31,700.00
MINIMUM EARNED PREMIUM (percentage of Total Policy Premium)	N/A

SURCHARGE / TAX (included in Total Policy Premium)	N/A

This is a quota share policy. Each Quota Share Insurer is listed below, together with its respective Proportionate Share of all Limits of Insurance and premium. Each Quota Share Insurer’s obligation is several, not joint, and is limited solely to the

AXIS EXCESS INSURANCE

extent of its Proportionate Share. The failure of any Quota Share Insurer to pay all or a portion of its Proportionate Share of any Limit of Insurance does not increase the liability of any other Quota Share Insurer.

POLICY LIMITS OF INSURANCE
Single Loss Limit	$30,000,000 excess of $100,000,000

QUOTA SHARE SCHEDULE
Quota Share Insurer	Proportionate Share of Policy Limit of Insurance	Proportionate Share
AXIS Insurance Company Policy Number: P-001-000943944-01	$10,000,000 Single Loss Limit	33.33%
Hartford Fire Insurance Company Policy Number: 10 FI 0392675-22	$10,000,000 Single Loss Limit	33.33%
Beazley Insurance Company, Inc. Policy Number: V32DBB22010	$10,000,000 Single Loss Limit	33.33%

Please note that the Single Loss Limit is applicable to Bond coverages only and is not subject to any other limits.

Please note that the Single Loss Limit is applicable to Bond coverages only and is not subject to any other limits.

AXIS EXCESS INSURANCE

PRIMARY (FOLLOWED POLICY)
Coverage Description	Financial Institution Bond (Form 14)
Insurer	ICI Mutual Insurance Company, a Risk Retention Group
Policy Number	87170122B
Single Loss Limit of Insurance	$100,000,000
Retention	$250,000

AXIS EXCESS INSURANCE

NOTICES TO INSURER
Send Notice of Claims To:	Send All Other Notices And Inquiries To:
AXIS Insurance Claims Department P.O. Box 4470 Alpharetta, GA 30023-4470	AXIS Insurance 10000 Avalon Blvd. Suite 200 Alpharetta, GA 30009
Email: USFNOL@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (866) 770-5629	Email: notices@axiscapital.com Phone (Toll-Free): (866) 259-5435 Phone: (678) 746- 9000 Fax: (678) 746-9444

AXIS EXCESS INSURANCE

SCHEDULE OF FORMS & ENDORSEMENTS
Policyholder Notices and Policy Forms		Form Number and Edition Date
Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
AXIS Excess Insurance Policy		AXIS 1010302 0817
Signature Page		AXIS 102AIC 0615
Endorsements		Form Number and Edition Date
1	Definitions Added - Sublimit Or Sublimited Endorsement	AXIS 1011683 0121
2	FRANKLIN ALTERNATIVES STRATEGIES FUND CO-SURETY AND LIMITS OF INSURANCE ENDORSEMENT	MANU 1013793 0922

AXIS EXCESS INSURANCE

In consideration of the premium paid, and subject to the provisions of this Policy and the Declarations and any Schedules and Endorsements attached hereto, all of which are made a part of this Policy, the Insurer and Named Insured, on behalf of all Insureds, agree as follows:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Limits of Insurance shown on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to the Insurer only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

DEFINITIONS

Whether expressed in the singular or the plural, whenever appearing in bold in this Policy, the following terms have the meanings set forth below.

Followed Policy means the insurance policies identified as such in the Schedule of Underlying Insurance attached hereto.

Insureds means all persons and entities identified as such in the Followed Policy. Named Insured means the persons or entities designated as such in the Declarations. Policy Period means the period designated as such in the Declarations.

Underlying Insurance means the Followed Policy and all other policies, if any, identified as such in the Schedule of Underlying Insurance attached hereto.

Underlying Limit means an amount equal to the aggregate of all applicable limits of insurance set forth in the Schedule of Underlying Insurance attached hereto.

CONDITIONS

A.     Wherever the term claim appears in this Policy, it refers to claim, loss or occurrence, or the equivalent of such terms, as used in the

Followed Policy.

B.     This Policy shall not apply to any coverage under the Followed Policy that is subject to a sublimit of insurance in any Underlying Insurance, unless specifically listed as a sublimited coverage on the Schedule of Underlying Insurance. However, payment for any sublimited coverage in any manner described in the INSURING AGREEMENT section of this Policy shall reduce the Underlying Limit by the amount of such payment, whether or not such coverage is listed on the Schedule of Underlying Insurance.

C.    The Insureds shall give written notice to the Insurer if any Underlying Insurance is changed or terminated or if any insurer of the Underlying Insurance becomes financially unable to pay its limit of insurance. No such event shall affect coverage under this Policy, unless the Insurer so agrees in writing. The failure of the Insureds to comply with this section shall not invalidate coverage. However, the Insurer shall not be liable to a greater extent than it would have been had no such event occurred.

D.    All notices to the Insurer must be in writing and delivered by prepaid express courier or certified mail, facsimile, or electronic mail to the applicable address, fax number, or email address designated in the Declarations. Notice to any other insurer shall not constitute notice to the Insurer unless also given to the Insurer as provided herein.

E.     The Insurer may, at its sole discretion, elect to participate in the investigation, defense and settlement of any claim or other matter to which the coverage under this Policy could apply even if the applicable Underlying Limit has not been exhausted. The Insureds shall provide the Insurer with information, assistance and cooperation as the Insurer reasonably requests and shall do nothing to prejudice the Insurer’s position or potential rights of recovery; provided, however, the failure of an Insured to comply with such request shall not be imputed to any other natural person Insured under this Policy. No action by any other insurer shall bind the Insurer under this Policy.

SIGNATURE PAGE FOLLOWS.

AXIS EXCESS INSURANCE

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Andrew Weissert, Secretary                                     Carlton W. Maner, President

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
1	12:01 a.m. on 06/30/2022	P-001-000943944-01	N/A

DEFINITIONS ADDED – SUBLIMIT OR SUBLIMITED ENDORSEMENT

It is agreed that a new definition is added as follows:

Wherever the following words appear in the policy, whether in bold or unbolded, they shall have the following meaning:

Sublimit or sublimited means any limit that is:

1.     part of and erodes another limit of insurance; or

2.     not part of and does not erode the policy aggregate limit of insurance; or

3.     less than the highest Limit of Insurance of the Followed Policy set forth in the Schedule of Underlying Insurance, where this Policy does not have any applicable policy aggregate limit of insurance; or

4.     not a monetary limit of insurance.

All other provisions of the policy remain unchanged.

AXIS EXCESS INSURANCE

Endorsement Number	Effective Date of Endorsement	Policy Number	Premium
2	12:01 a.m. on 06/30/2022	P-001-000943944-01	N/A

FRANKLIN ALTERNATIVES STRATEGIES FUND CO-SURETY AND LIMITS OF INSURANCE ENDORSEMENT

It is agreed that:

A.      The following is added to the Declarations:

CO-SURETY SHARE SCHEDULE
Co-surety	Proportionate Limits of Insurance
AXIS Insurance Company P-001-000943944-01	$10,000,000 Single Loss Limit 33.33%
Hartford Fire Insurance Company 10 FI 0392675-02	$10,000,000 Single Loss Limit 33.33%
Beazley Insurance Company,Inc. V32DBB22010	$10,000,000 Single Loss Limit 33.33%

Information in the above schedule may also appear on the Declarations.

B.      The Section entitled INSURING AGREEMENT is replaced with the following:

INSURING AGREEMENT

Except as specifically set forth herein, and subject to the Proportionate Limits of Insurance shown in the CO-SURETY SHARE SCHEDULE on the Declarations, this Policy shall provide insurance excess of the Underlying Insurance in conformance with all provisions of the Followed Policy. Liability shall attach to each Co-surety severally, and not jointly, only after the full amount of the applicable Underlying Limit, and any applicable retention or deductible, has been paid, in legal currency, by the insurers of the Underlying Insurance, the Insureds, or others on behalf of the Insureds, in any combination, in accordance with the terms of the Underlying Insurance.

C.      The Section entitled DEFINITIONS is amended by the addition of the following definitions:

Co-surety means the Insurer and any other company identified as a Co-surety in the CO-SURETY SHARE SCHEDULE on the Declarations.

Single Loss has the same meaning as set forth in the Followed Policy.

Underlying Aggregate Limit means the Underlying Limit representative of the aggregate limits of insurance for the

Underlying Insurance set forth in the Schedule of Underlying Insurance attached hereto.

Underlying Single Loss Limit means the Underlying Limit representative of the Single Loss limits of insurance for the Underlying Insurance set forth in the Schedule of Underlying Insurance attached hereto.

D.      The following Section is added:

CO-SURETY ARRANGEMENT/LIMITS OF INSURANCE

AXIS EXCESS INSURANCE

Notwithstanding anything in the Followed Policy to the contrary:

A.      This Policy has been issued as part of a Co-Surety Layer of Insurance. Each Co-surety assumes its respective share of the Proportionate Limits of Insurance shown in the CO-SURETY SHARE SCHEDULE on the Declarations (“Proportionate Share”). Liability under this Policy shall attach to each Co-surety severally, not jointly. No Co-surety will pay more than its respective Proportionate Share. The failure of any Co-surety to pay all or a portion of its Proportionate Share of any Limit of Insurance does not increase the liability of any other Co- surety.

B.      Subject to item C. below:

1.       the Insurer shall only be liable to make a payment for its Proportionate Share of a Single Loss covered under this Policy after the total applicable Underlying Single Loss Limit has been paid in any manner described in the INSURING AGREEMENT section of this Policy;

2.       to the extent that the total Underlying Aggregate Limit is reduced solely by reason of a payment in any manner described in the INSURING AGREEMENT section of this Policy to an amount less than the total amount of the Underlying Single Loss Limit, the Insurer shall only make a payment for its Proportionate Share of a Single Loss covered under this Policy excess of the reduced Underlying Aggregate Limit; and

3.       to the extent that the Underlying Aggregate Limit is exhausted solely by reason of a payment in any manner described in the INSURING AGREEMENT section of this Policy, this Policy shall continue in force as primary insurance, provided always that the Insurer shall only make a payment for its Proportionate Share of a Single Loss covered under this Policy excess of any applicable retention or deductible otherwise applicable under the Underlying Insurance.

C.      The Insurer’s Proportionate Share of the Single Loss Limit for this Policy shown on the Declarations shall be the maximum amount payable by the Insurer for each Single Loss under this Policy, and shall be subject to the Insurer’s Proportionate share of the Aggregate Limit for this Policy shown on the Declarations which shall be the maximum amount payable by the Insurer under this Policy.

All other provisions of the Policy remain unchanged.

Amended and Restated Allocation Agreement

This Amended and Restated Allocation Agreement (“Agreement”) is made as of the 2nd day of November, 2022, by and among the funds listed on Schedule A1 and Schedule A2 of this Agreement (hereafter collectively referred to as the “Funds” or the “Insured”).

This Agreement is entered into under the following circumstances:

A.        Section 17(g) of the Investment Company Act of 1940 (the “Act”) provides that the Securities and Exchange Commission (“SEC”) is authorized to require that the officers and employees of registered management investment companies be bonded against larceny and embezzlement, and the SEC has promulgated rules and regulations dealing with this subject (“Rule 17g-1”);

B.         The Funds are named as insureds under the terms of certain bonds or policies of insurance which insure against larceny and embezzlement of officers and employees (the “Fidelity Bonds”);

C.         A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not “interested persons” as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries on the Fidelity Bonds and each such Board of Directors/Trustees of each of the Funds has approved the term and amount of the Fidelity Bonds, the portion of the premiums payable by that party, and the manner in which recovery of said Fidelity Bonds, if any, shall be shared by and among the parties hereto as hereinafter set forth; and

D.        The Insured now desire to enter into the agreement required by Rule 17g‑1(f) to establish the manner in which payment of premiums and recovery on said Fidelity Bonds, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties hereto as follows:

1.         Payment of Premiums

The premium shall be allocated between the Insured in accordance with the requirements of Rule 17g‑1(e).  The portion of the premium which is allocated to the Funds shall be divided among the Funds as follows:  each Fund shall pay that percentage of each premium when due under the Fidelity Bonds which is derived by a fraction, (i) the denominator of which is the total assets of all of the Funds combined at the time any premium is due; and (ii) the numerator of which is the total assets of each of the Funds individually at the time any premium is due.

2.         Allocation of Recoveries

(a)        If more than one of the parties hereto is damaged in a single loss for which recovery is received under the Fidelity Bonds, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate fully to indemnify each such party sustaining a loss.

(b)        If the recovery is inadequate fully to indemnify each such party hereto sustaining a loss, the recovery shall be allocated among such parties in the following order:

(i)                 Each Insured sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or an amount in the proportion that each such Insured’s last payment of premium bears to the sum of the last such premium payments of all such Insured’s, except that if this allocation would result in any Fund, including those Fund(s) created during the policy term that have paid no premium as provided for in paragraph 4 of this Agreement, receiving less than the minimum amount of recovery under the Fidelity Bonds which would be required to be maintained by such party under a single insured fidelity bond in accordance with the provision of Rule 17g-1(d)(1) (determined as of the time of the loss) (the “Single Insured Minimum”).

(ii)               The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party’s last payment of premium bears to the sum of the last such premium payment of all such parties.  If such allocation would result in any party sustaining a loss receiving a portion of the recovery in excess of the loss actually sustained by such party, the aggregate of each excess portion shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion that each such party’s last payment of premium bears to the sum of the last such premium payments of all parties entitled to receive a share of the excess.  Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

3.         Obligation to Maintain Minimum Coverage

Each of the Funds represents and warrants to each of the other parties hereto that it has determined the amount of its Single Insured Minimum as of the date hereof and that such Single Insured Minimum is included in the coverage of the Fidelity Bonds.  Each of the Funds agrees that it will determine, no less often than at the end of each calendar quarter, the Single Insured Minimum which would be required of it if a determination with respect to the adequacy of the coverage were then currently being made.  In the event that the total amount of the minimum coverage thus determined exceeds the total amount of coverage of then effective Fidelity Bonds, management of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the Fidelity Bonds to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the Fidelity Bonds, will equal an amount not less than the total amount of such minimums.  Each Fund agrees to pay its fair (taking into account all of the then existing circumstances) portion of the new or additional premium; provided that in the event that a Fund elects to terminate this Agreement (as to itself as a party hereto pursuant to paragraph 5) and its participation in the insured Fidelity Bonds on or prior to the effective date of the new or additional premium, such party shall not pay any portion of the new or additional premium.

4.         Newly Created Funds or Non-Funds

The parties hereto agree that during the policy term any newly created Fund(s) or non-Fund(s) can be added as Insured on the Fidelity Bonds and can be added as parties to this Agreement, as then currently amended or restated, in the case of this Agreement, by attaching a revised Schedule A1 and/or Schedule A2, as applicable, to this Agreement that reflects the addition of such newly created Fund(s); provided that such revised Schedule A1 and/or Schedule A2 is signed by the proper officers of the Insured that are authorized to execute this Agreement and is dated with the as of date upon which such addition(s) is effective.  The newly created Fund(s) that are added as Insured on the Fidelity Bonds and to this Agreement, as then currently amended or restated, will not be required to pay any premium during the then current policy term of the Fidelity Bonds, unless, pursuant to paragraph 3 of this Agreement, an increase in the total amount of coverage is required.  Each of such newly created Fund(s) that are added as Insured agrees to pay its proportionate share of any new or additional premium, as outlined in paragraph 3 to this Agreement, and to be bound by all other terms and conditions of this Agreement.

5.         Successors

This Agreement shall apply to the present Fidelity Bond coverage and any renewal or replacement thereof and shall continue until terminated as to any party by such party hereto giving not less than sixty days’ notice to the other parties hereto in writing.  This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and any successor or successors to a party hereto resulting from a change in domicile or form of corporate, trust or similar organization of such party.

6.         Authorization to Execute; Counterparts

The parties hereby agree that the proper officers of the Insured are authorized to execute this Agreement, and any amendments thereto, on behalf of the parties to this Agreement.  This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Funds Listed on Schedule A1 of this Agreement, and

By: __/s/STEVEN J. GRAY_______________________________

Name: Steven J. Gray

The Funds Listed on Schedule A2 of this Agreement

By: __/s/JANE TRUST_________________________________

 Name: Jane Trust

SCHEDULE A1

Funds

Franklin Alternative Strategies Funds
Franklin California Tax-Free Income Fund
Franklin California Tax-Free Trust
Franklin Custodian Funds
Franklin ETF Trust
Franklin Federal Tax-Free Income Fund
Franklin Floating Rate Master Trust
Franklin Fund Allocator Series
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin High Income Trust
Franklin Investors Securities Trust
Franklin Limited Duration Income Trust
Franklin Managed Trust
Franklin Municipal Securities Trust
Franklin Mutual Series Funds
Franklin New York Tax-Free Income Fund
Franklin New York Tax-Free Trust
Franklin Real Estate Securities Trust
Franklin Strategic Mortgage Portfolio
Franklin Strategic Series
Franklin Tax-Free Trust
Franklin Templeton ETF Trust
Franklin Templeton Trust
Franklin Templeton Variable Insurance Products Trust
Franklin U.S. Government Money Fund
Franklin Universal Trust
Franklin Value Investors Trust
Institutional Fiduciary Trust
The Money Market Portfolios
Templeton China World Fund

Templeton Developing Markets Trust

Templeton Dragon Fund, Inc.
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Funds
Templeton Global Income Fund
Templeton Global Investment Trust
Templeton Global Smaller Companies Fund
Templeton Growth Fund, Inc.
Templeton Income Trust
Templeton Institutional Funds
Legg Mason ETF Investment Trust
ActiveShares® ETF Trust

SCHEDULE A2

Funds

Legg Mason Partners Investment Trust
Legg Mason Partners Variable Equity Trust
LMP Capital and Income Fund Inc.
ClearBridge Energy Midstream Opportunity Fund Inc.
BrandywineGLOBAL - Global Income Opportunities Fund Inc.
Western Asset Intermediate Muni Fund Inc.
Western Asset Managed Municipals Fund Inc.
Western Asset Municipal High Income Fund Inc.
Western Asset Emerging Markets Debt Fund Inc.
Western Asset High Income Opportunity Fund Inc.
Western Asset Global Corporate Defined Opportunity Fund Inc.
Western Asset Municipal Partners Fund Inc.
Western Asset High Income Fund II Inc.
Western Asset Investment Grade Defined Opportunity Trust Inc.
Western Asset Global High Income Fund Inc.
Western Asset Mortgage Defined Opportunity Fund Inc.
Western Asset High Yield Defined Opportunity Fund Inc.
ClearBridge MLP and Midstream Fund, Inc.
ClearBridge MLP and Midstream Total Return Fund Inc.
Western Asset Middle Market Income Fund Inc.
Clarion Partners Real Estate Income Fund Inc.
Legg Mason Global Asset Management Trust
Legg Mason Partners Income Trust
Legg Mason Partners Institutional Trust
Legg Mason Partners Money Market Trust
Legg Mason Partners Premium Money Market Trust
Master Portfolio Trust
Legg Mason Partners Variable Income Trust
Western Asset Funds, Inc.
Western Asset Inflation-Linked Income Fund
Western Asset Inflation-Linked Opportunities & Income Fund
Western Asset Investment Grade Income Fund
Western Asset Premier Bond Fund
Western Asset Diversified Income Fund

Fidelity Bond Resolution

Franklin Alternative Strategies Funds

Franklin California Tax-Free Income Fund

Franklin California Tax-Free Trust

Franklin Custodian Funds

Franklin Federal Tax-Free Income Fund

Franklin Floating Rate Master Trust

Franklin Fund Allocator Series

Franklin Global Trust

Franklin Gold and Precious Metals Fund

Franklin High Income Trust

Franklin Investors Securities Trust

Franklin Limited Duration Income Trust

Franklin Managed Trust

Franklin Municipal Securities Trust

Franklin Mutual Series Funds

Franklin New York Tax-Free Income Fund

Franklin New York Tax-Free Trust

Franklin Real Estate Securities Trust

Franklin Strategic Mortgage Portfolio

Franklin Strategic Series

Franklin Tax-Free Trust

Franklin Templeton Variable Insurance Products Trust

Franklin U.S. Government Money Fund

Franklin Universal Trust

Franklin Value Investors Trust

Institutional Fiduciary Trust

The Money Market Portfolios

Franklin Templeton ETF Trust

Franklin ETF Trust

Franklin Templeton Trust

Legg Mason ETF Investment Trust

ActiveShares® ETF Trust

Templeton Global Income Fund

Templeton China World Fund

Templeton Developing Markets Trust

Templeton Dragon Fund, Inc.

Templeton Emerging Markets Fund

Templeton Emerging Markets Income Fund

Templeton Funds

Templeton Global Investment Trust

Templeton Global Smaller Companies Fund

Templeton Growth Fund, Inc.

Templeton Income Trust

Templeton Institutional Funds

RESOLVED, that after consideration of the value of the aggregate assets of the Trusts to which any covered person (as defined in Rule 17g-1) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Trusts’ portfolios, among other factors, the proposed joint fidelity bond coverage for the Trusts and other FT and Legg Mason funds registered under the 1940 Act (together, the “1940 Act Funds”) be continued with ICI Mutual and a syndicate of commercial insurers, subject to the amount of the joint fidelity bond coverage remaining at $130,000,000, subject to ongoing review;

FURTHER RESOLVED, that in accordance with the provisions of subparagraph (e) of Rule 17g-1 under the 1940 Act, and after consideration of the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the Bond, the amount of the premium for such Bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, among other factors, the portion of the premium for said Bond to be paid by each Trust be, and it hereby is, approved as to amount and shall be the portion of the allocable premiums paid by all 1940 Act Funds equal to the percentage that the Trust’s assets represent in respect to the assets of all of 1940 Act Funds in the aggregate as of June 30, 2022;

FURTHER RESOLVED, that the existing Amended and Restated Allocation Agreement between the Trusts and the other 1940 Act Funds relating to the sharing of premiums and division of insurance proceeds in the event of a joint fidelity loss, as required by subparagraph (f) of Rule 17g-1, and reflecting the provisions of said Bond, is hereby approved and continued; and

FURTHER RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized, empowered and directed to make such filings with the SEC as may be required from time to time pursuant to Rules under the 1940 Act.

Legg Mason Partners Investment Trust

Legg Mason Partners Variable Equity Trust

Legg Mason Global Asset Management Trust

Western Asset Investment Grade Income Fund Inc. (PAI)

Western Asset Premier Bond Fund (WEA)

Western Asset Inflation-Linked Income Fund (WIA)

Western Asset Inflation-Linked Opportunities & Income Fund (WIW)

Western Asset Funds, Inc.

Legg Mason Partners Income Trust

Legg Mason Partners Money Market Trust

Legg Mason Partners Institutional Trust

Legg Mason Partners Premium Money Market Trust

Master Portfolio Trust

Legg Mason Partners Variable Income Trust

BrandywineGLOBAL – Global Income Opportunities Fund (“BWG”)

Clarion Partners Real Estate Income Fund Inc. (“CPREIF”)

ClearBridge Energy Midstream Opportunity Fund Inc. (“EMO”)

ClearBridge MLP and Midstream Fund Inc. (“CEM”)

ClearBridge MLP and Midstream Total Return Fund Inc. (“CTR”)

LMP Capital and Income Fund Inc. (“SCD”)

Western Asset Diversified Income Fund Inc.(“WDI”)

Western Asset Emerging Markets Debt Fund Inc. (“EMD”)

Western Asset Global Corporate Defined Opportunity Fund Inc. (“GDO”)

Western Asset Global High Income Fund Inc. (“EHI”)

Western Asset High Income Fund II Inc. (“HIX”)

Western Asset High Income Opportunity Fund Inc. (“HIO”)

Western Asset High Yield Defined Opportunity Fund Inc. (“HYI”)

Western Asset Intermediate Muni Fund Inc. (“SBI”)

Western Asset Investment Grade Defined Opportunity Trust Inc. (“IGI”)

Western Asset Managed Municipals Fund Inc. (“MMU”)

Western Asset Middle Market Income Fund Inc. (“XWMFX”)

Western Asset Mortgage Defined Opportunity Fund Inc. (“DMO”)

Western Asset Municipal High Income Fund Inc. (“MHF”)

Western Asset Municipal Partners Fund Inc. (“MNP”)

RESOLVED:   That the purchase of the fidelity bond coverage with ICI Mutual Insurance Company (“ICI Mutual”), and a syndicate of commercial insurers, which coverage is maintained jointly on behalf of the Funds and the other parties named as insureds therein, including certain investment companies in the Franklin Templeton fund complex, which provides coverage in the aggregate amount of $130 million, for the period June 30, 2022 through June 29, 2023, is approved; and further

RESOLVED:   That it is the finding of the Board, with respect to the Funds for which the Board is responsible, that the fidelity bond coverage with ICI Mutual and a syndicate of commercial insurers in the aggregate amount of $130 million covering among others, officers and employees of the Funds, and the other named insureds, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Funds to which any person covered under the fidelity bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds and the nature of the securities in the Funds; and further

RESOLVED:   That the premium to be paid by each of the Funds under the Bond, as described in the Board Materials, is hereby approved and ratified by the Board, after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of business activities of those other parties, the amount of the Bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insureds and the extent to which the share of the premium allocated to each of the Funds under the Bond is less than the premium that each of the Funds would have had to pay had it maintained a single insured bond; and further

RESOLVED:   That the Agreement Concerning Allocation of Fidelity Bond Premiums and Recoveries (“Agreement”) entered into among the Corporation/Trust and the other named insureds under the foregoing fidelity bond coverage is approved and ratified and that the officers of the Corporation/Trust, acting singly or jointly, are hereby authorized to execute and deliver such Agreement, with such changes as such officer may by his execution and delivery approve, the execution and delivery of said Agreement to be conclusive evidence of the Directors’/Trustees’ approval; and further

RESOLVED:   That the officers of the Corporation/Trust, acting singly or jointly, are hereby authorized to make any and all payments, in the name and on behalf of each of the Funds, as they may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and further

RESOLVED:   That the President and/or Senior Vice President of the Corporation/Trust is directed to make the applicable filing or filings of the fidelity bond with the Securities and Exchange Commission, and to make the other filings and give the notices, as required by Paragraph (g) of Rule 17g-1 under the 1940 Act.

List of Funds Insured Under Joint Fidelity Bond and 17G-1 Bond Limit Calculation
In $ millions, except premium, as of 6/30/22
	Fund Count	OneTis	AUM	17G-1 Required Bond Limit	Premium ($)
Templeton Fund Board Total			25,144	15.18
Templeton Funds	3		4,840	2.50
Templeton World Fund		31	2,276.9		2,621.73
Templeton Foreign Fund		37	2,560.8		2,948.61
Templeton International Climate Change Fund		27103	2.0		2.30
Templeton Global Investment Trust	3		805	1.00
Templeton Global Balanced Fund		4290	432.8		498.33
Templeton Emerging Markets Small Cap Fund		4398	371.7		428.03
Franklin Templeton SMACS: Series EM		29776	0.9		1.01
Templeton Income Trust	4		7,388	2.50
Templeton Global Bond Fund		97	6,699		7,713.40
Templeton International Bond Fund		12052	41		46.89
Templeton Global Total Return Fund		12801	632		728.22
Templeton Emerging Markets Bond Fund		17283	16		18.54
Templeton Institutional Funds	2		726	0.90
International Equity Series		243	214		246.39
Foreign Smaller Companies Series		4562	512		589.99
Templeton - Not part of multi-series trust	8		11,384
Templeton Global Smaller Companies Fund		30	926.9	1.00	1,067.25
Templeton Growth Fund, Inc.		105	7,715.9	2.50	8,884.36
Templeton Emerging Markets Fund		111	217.3	0.60	250.23
Templeton Global Income Fund		146	485.6	0.75	559.10
Templeton Developing Markets Trust		505	1,081.1	1.25	1,244.80
Templeton Emerging Markets Income Fund		555	279.5	0.75	321.87
Templeton Dragon Fund, Inc.		581	537.8	0.90	619.27
Templeton China World Fund		4473	139.7	0.53	160.87

Franklin Fund Board Total			254,239	40.95
Franklin Custodian Funds	6		112,899	2.50
Franklin U.S. Government Securities Fund		4110	3,201		3,685.60
Franklin Growth Fund		4306	15,696		18,073.33
Franklin Utilities Fund		4307	6,809		7,840.27
Franklin DynaTech Fund		4308	17,778		20,470.59
Franklin Income Fund		4309	69,342		79,862.51
Franklin Focused Growth Fund		21293	72		82.86
Franklin Floating Rate Master Trust	2		625	0.90
Franklin Floating Rate Master Series		4021	624		719.05
Franklin Floating Rate Income Fund		20794	0.4		0.47
Franklin Fund Allocator Series	18		4,821	2.50
Franklin LifeSmart Retirement Income Fund		4389	15		16.78
Franklin LifeSmart 2025 retirement Target Fund		4390	10		11.68
Franklin LifeSmart 2035 retirement Target Fund		4391	9		9.98
Franklin LifeSmart 2045 retirement Target Fund		4392	5		5.21
Franklin Corefolio Allocation Fund		4467	0		0.14
Franklin Global Allocation Fund		4468	2,611		3,006.77
Franklin Conservative Allocation Fund		4484	117		134.62
Franklin Moderate Allocation Fund		4485	169		194.31
Franklin Growth Allocation Fund		4486	128		147.13
Franklin LifeSmart 2030 retirement Target Fund		17740	5		5.49
Franklin LifeSmart 2050 retirement Target Fund		17741	2		2.53
Franklin LifeSmart 2040 retirement Target Fund		17742	3		3.75
Franklin LifeSmart 2020 retirement Target Fund		17743	3		3.77
Franklin LifeSmart 2055 retirement Target Fund		20078	2		1.80
Franklin U.S. Core Equity (IU) Fund		28661	1,242		1,430.22
Franklin International Core Equity (IU) Fund		28662	403		463.58
Franklin Emerging Market Core Equity (IU) Fund		28663	99		113.49
Franklin LifeSmart 2060 Retirement Target Fund		30761	0		0.19
Franklin Global Trust	3		1,931	1.50
Franklin Emerging Market Debt Opportunities Fund		4493	65		75.02
Franklin International Small Cap Fund		4643	60		69.45
Franklin International Growth Fund		12517	1,805		2,078.88
Franklin Investors Securities Trust	7		18,720	2.50
Franklin Convertible Securities Fund		4337	3,325		3,828.64
Franklin Adjustable U.S. Government Securities Fund		4338	602		693.62
Franklin Equity Income Fund		4339	3,396		3,910.39
Franklin Total Return Fund		4460	3,450		3,972.81
Franklin Floating Rate Daily Access Fund		4489	1,583		1,823.21
Franklin Managed Income Fund		4586	3,645		4,197.24
Franklin Low Duration Total Return Fund		4991	2,718		3,129.42
Franklin Municipal Securities Trust	2		2,759	1.90
Franklin California High Yield Municipal Fund		4175	2,759		3,177.38
Franklin Tennessee Municipal Bond Fund		4220	-		-
Franklin Strategic Series	10		14,398	2.50
Franklin Strategic Income Fund		4194	3,128		3,601.69
Franklin Small-Mid Cap Growth Fund		4198	3,632		4,182.23
Franklin Biotechnology Discovery Fund		4402	810		932.61
Franklin Natural Resources Fund		4403	398		458.72
Franklin Growth Opportunities Fund		4462	3,900		4,490.64
Franklin Small Cap Growth Fund		4465	2,520		2,901.89
Franklin Templeton SMACS: Series CH		28468	3		3.03
Franklin Templeton SMACS: Series E		28469	3		3.15
Franklin Templeton SMACS: Series H		28470	2		2.14
Franklin Templeton SMACS: Series I		28471	2		2.17
Franklin Tax-Free Trust	23		20,681	2.50
Franklin Kentucky Tax-Free Income Fund		4172	-		-
Franklin Federal Intermediate-Term Tax-Free Income Fund		4174	2,807		3,232.15
Franklin Massachusetts Tax-Free Income Fund		4318	371		426.69
Franklin Michigan Tax-Free Income Fund		4319	795		914.91
Franklin Minnesota Tax-Free Income Fund		4320	908		1,045.20
Franklin Ohio Tax-Free Income Fund		4322	1,362		1,568.13
Franklin Colorado Tax-Free Income Fund		4327	605		696.15
Franklin Georgia Tax-Free Income Fund		4328	385		443.71
Franklin Pennsylvania Tax-Free Income Fund		4329	858		988.46
Franklin High Yield Tax-Free Income Fund		4330	5,690		6,551.81
Franklin Federal Limited-Term Tax-Free Income Fund		4354	1,217		1,401.19
Franklin Missouri Tax-Free Income Fund		4360	818		942.19
Franklin Oregon Tax-Free Income Fund		4361	1,079		1,242.02
Franklin Virginia Tax-Free Income Fund		4363	504		580.12
Franklin Alabama Tax-Free Income Fund		4364	216		249.14
Franklin Florida Tax-Free Income Fund		4365	-		-
Franklin Connecticut Tax-Free Income Fund		4366	158		181.52
Franklin Louisiana Tax-Free Income Fund		4368	322		370.46
Franklin Maryland Tax-Free Income Fund		4369	342		394.28
Franklin North Carolina Tax-Free Income Fund		4370	706		812.84
Franklin New Jersey Tax-Free Income Fund		4371	704		810.34
Franklin Arizona Tax-Free Income Fund		4726	836		962.07
Franklin Municipal Green Bond Fund		28870	-		-
Franklin Templeton Variable Insurance Products Trust	18		13,565	2.50
Templeton Developing Markets VIP Fund		381	238		273.60
Templeton Foreign VIP Fund		523	855		984.93
Franklin Flex Cap Growth VIP Fund		4410	98		113.10
Franklin Growth and Income VIP Fund		4822	38		44.29
Franklin Global Real Estate VIP Fund		4824	118		136.04
Templeton Global Bond VIP Fund		4827	1,816		2,090.92
Franklin Income VIP Fund		4829	3,168		3,647.80
Franklin U.S. Government Securities VIP Fund		4830	660		759.54
Franklin Rising Dividends VIP Fund		4836	1,245		1,433.08
Templeton Growth VIP Fund		4840	375		432.10
Franklin Small-Mid Cap Growth VIP Fund		4842	373		429.11
Franklin Large Cap Growth VIP Fund		4843	84		96.71
Franklin Mutual Global Discovery VIP Fund		4845	428		493.38
Franklin Mutual Shares VIP Fund		4846	2,064		2,377.03
Franklin Small Cap Value VIP Fund		4848	989		1,138.46
Franklin Strategic Income VIP Fund		4884	324		373.37
Franklin Allocation VIP Fund		11536	575		662.46
Franklin VolSmart Allocation VIP Fund		17071	115		132.78
Franklin - Not part of multi-series trust	16		63,839
Franklin Universal Trust		4002	260	0.75	299.84
Franklin California Tax-Free Trust - Franklin California Intermediate-Term Tax-Free Income Fund		4152	1,562	1.50	1,798.14
Franklin New York Tax-Free Trust - Franklin New York Intermediate-Term Tax-Free Income Fund		4153	732	0.90	843.20
Franklin Strategic Mortgage Portfolio		4157	41	0.35	47.52
The Money Market Portfolios - The U.S. Government Money Market Portfolio		4184	(0)	0.50	-
Franklin Real Estate Securities Trust - Franklin Real Estate Securities Fund		4192	412	0.75	474.38
Franklin Gold and Precious Metals Fund		4301	986	1.00	1,135.84
Franklin High Income Trust - Franklin High Income Fund		4305	2,540	1.90	2,924.12
Franklin U.S. Government Money Fund		4311	4,664	2.50	5,370.32
Franklin California Tax-Free Income Fund		4312	14,181	2.50	16,328.21
Franklin New York Tax-Free Income Fund		4315	2,978	1.90	3,428.80
Franklin Federal Tax-Free Income Fund		4316	10,054	2.50	11,576.95
Institutional Fiduciary Trust - Money Market Portfolio		4340	1,247	1.25	1,435.76
Franklin Managed Trust - Franklin Rising Dividends Fund		4358	23,740	2.50	27,334.90
Franklin Limited Duration Income Trust		4472	441	0.75	507.50
Franklin OnChain U.S. Government Money Fund		29386	1	0.10	1.59

New Jersey/Alternative Fund Board Total			28,751	6.25
Franklin Mutual Series Funds	6		22,661	2.50
Franklin Mutual Beacon Fund		431	3,071		3,536.60
Franklin Mutual Global Discovery Fund		432	8,666		9,978.74
Franklin Mutual European Fund		433	703		809.73
Franklin Mutual Quest Fund		434	2,843		3,273.38
Franklin Mutual Shares Fund		435	7,024		8,087.86
Franklin Mutual Financial Services Fund		666	353		406.97
Franklin Value Investors Trust	3		4,804	2.50
Franklin Mutual US Value Fund		4150	790		909.10
Franklin MicroCap Value Fund		4189	190		218.67
Franklin Small Cap Value Fund		4282	3,825		4,403.81
Franklin Alternative Strategies Funds	2		1,285	1.25
Franklin K2 Alternative Strategies Fund		18120	1,202		1,384.59
Franklin K2 Long Short Credit Fund		20225	83		95.49

Franklin & Franklin Templeton ETF Board Total			8,692	4.63
Franklin Templeton ETF Trust	45		7,231	2.50
Franklin LibertyQ International Equity Hedged ETF		21412	20		23.51
Franklin LibertyQ Emerging Markets ETF		21413	14		16.44
Franklin LibertyQ Global Equity ETF		21414	14		15.81
Franklin LibertyQ Global Dividend ETF		21415	36		41.95
Franklin Liberty Investment Grade Corporate ETF		21558	869		1,000.65
Franklin Liberty U.S. Low Volatility ETF		21559	123		141.70
Franklin LibertyQ U.S. Small Cap Equity ETF		25771	14		16.34
Franklin LibertyQ U.S. Mid Cap Equity ETF		25772	58		67.12
Franklin LibertyQ U.S. Equity ETF		25773	949		1,092.44
Franklin Liberty Federal Intermediate Tax-Free Bond Opportunities ETF		26175	91		104.82
Franklin Liberty Municipal Bond ETF		26176	111		127.83
Franklin FTSE Asia Ex Japan ETF		26346	35		40.45
Franklin FTSE Europe Hedged ETF		26347	15		16.99
Franklin FTSE India ETF		26348	51		58.32
Franklin FTSE Europe ETF		26349	122		140.91
Franklin FTSE United Kingdom ETF		26350	507		583.81
Franklin FTSE Taiwan ETF		26351	36		41.07
FTETFT-Franklin FTSE Switzerland ETF		26352	48		55.74
Franklin FTSE South Korea ETF		26353	51		58.35
Franklin FTSE Mexico ETF		26354	9		10.66
Franklin FTSE Japan Hedged ETF		26355	23		26.71
Franklin FTSE Russia ETF		26356	0		0.01
Franklin FTSE Japan ETF		26357	714		821.83
Franklin FTSE Italy ETF		26358	3		3.41
Franklin FTSE Hong Kong ETF		26359	14		15.57
Franklin FTSE Germany ETF		26360	12		13.30
Franklin FTSE France ETF		26361	8		9.73
Franklin FTSE China ETF		26362	114		131.02
Franklin FTSE Brazil ETF		26363	318		366.57
Franklin FTSE Canada ETF		26364	217		249.50
Franklin FTSE Australia ETF		26365	25		28.66
Franklin Liberty International Aggregate Bond ETF		26727	187		214.86
Franklin Liberty Senior Loan ETF		26728	214		246.51
Franklin Liberty High Yield Corporate ETF		26729	206		237.68
Franklin FTSE South Africa ETF		27391	4		5.15
Franklin FTSE Saudi Arabia ETF		27392	4		4.17
Franklin FTSE Latin America ETF		27393	36		41.60
Franklin Liberty Systematic Style Premia ETF		28388	75		86.74
Franklin Liberty U.S. Core Bond ETF		28565	1,459		1,679.64
Franklin Disruptive Commerce ETF		29096	12		13.30
Franklin Genomic Advancements ETF		29097	11		12.93
Franklin Intelligent Machines ETF		29098	7		7.92
Franklin Liberty Ultra Short Bond ETF		29430	2		2.81
Franklin Liberty U.S. Treasury Bond ETF		29614	390		449.21
Franklin Exponential Data ETF		30780	2		2.84
Franklin ETF Trust	3		324	0.75
Franklin ETF Trust - Franklin Liberty Short Duration U.S. Government ETF		18000	324		373.26
Franklin Equity Portfolio Fund		29659	0		0.00
Franklin Fixed Income Portfolio Fund		29660	0		0.01
Legg Mason ETF Investment Trust	9		1,134	1.25
Legg Mason Low Volatility High Dividend ETF (LVHD)		91415	599		689.93
Legg Mason International Low Volatility High Dividend ETF (LVHI)		91481	109		125.17
Legg Mason Global Infrastructure ETF (INFR)		91557	-		-
ClearBridge All Cap Growth ETF		91616	152		175.12
ClearBridge Dividend Strategy ESG ETF		91629	19		21.48
ClearBridge Large Cap Growth ESG ETF		91630	160		183.80
Royce Quant Small-Cap Quality Value ETF		91662	17		-
Western Asset Total Return ETF		91903	55		63.14
Western Asset Short Duration Income ETF		91970	24		27.26
Active Shares ETF Trust	1		3	0.13
Active Shares ETF Trust - ClearBridge Focus Value ESG ETF		92192	3		3.80

Benefit Street Partner Fund Board Total - None part of multi-series trust	3		4,848
Business Development Corporation of America*		28074	3,831	2.30	4,411.25
Broadstone Real Estate Access Fund		29694	-	0.05	-
Franklin BSP Capital Corporation*		31180	1,017	1.25	1,171.30

Legg Mason Partners Equity Fund Board Total			63,143	7.50
Legg Mason Partners Investment Trust	25		45,944	2.50
Brandywine Global Corporate Credit Fund		31603	1,405		1,618.26
Brandywine Global High Yield Fund		31604	835		961.87
ClearBridge Appreciation Fund		90000	6,574		7,569.27
ClearBridge All Cap Value Fund		90003	1,406		1,618.71
ClearBridge Aggressive Growth Fund		90012	4,411		5,079.42
ClearBridge Dividend Strategy Fund		90017	6,724		7,742.51
ClearBridge International Value Fund		90022	177		204.31
ClearBridge Large Cap Value Fund		90035	2,620		3,017.15
ClearBridge Tactical Dividend Income Fund		90049	309		356.15
QS Global Equity Fund		90052	188		216.65
QS Conservative Growth Fund		90110	(12)		-
QS Growth Fund		90111	3		3.51
QS Moderate Growth Fund		90112	2		2.31
QS Defensive Growth Fund		90113	(4)		-
ClearBridge Large Cap Growth Fund		90132	11,777		13,560.67
QS S&P 500 Index Fund		90138	297		342.54
ClearBridge Small Cap Growth Fund		90149	4,139		4,766.10
ClearBridge Mid Cap Fund		90153	1,981		2,281.08
ClearBridge Small Cap Value Fund		90164	113		130.22
QS U.S. Large Cap Equity Fund		90646	194		223.72
ClearBridge Mid Cap Growth Fund		90755	157		181.14
ClearBridge International Small Cap Fund		90757	38		43.83
ClearBridge Select Fund		90968	2,345		2,700.02
QS Global Dividend Fund		91003	145		166.64
ClearBridge Sustainability Leaders Fund		91306	117		134.27
Legg Mason Partners Variable Equity Trust	17		5,245	2.50
ClearBridge Variable Appreciation Portfolio		90056	887		1,021.13
QS Variable Conservative Growth		90123	1		0.79
QS Variable Growth		90124	0		0.47
QS Variable Moderate Growth		90125	0		0.02
ClearBridge Variable Large Cap Value Portfolio		90140	263		302.71
ClearBridge Variable Large Cap Growth Portfolio		90145	336		387.18
ClearBridge Variable Aggressive Growth Portfolio		90171	207		238.67
ClearBridge Variable Mid Cap Portfolio		90172	210		242.03
ClearBridge Variable Small Cap Growth Portfolio		90176	362		416.58
ClearBridge Variable Dividend Strategy Portfolio		90265	468		538.69
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio (QS Managed)		90858	27		30.97
LM/QS Conservative Model Portfolio		92170	146		168.24
LM/QS Moderately Conservative Model Portfolio		92171	314		361.84
LM/QS Moderate Model Portfolio		92172	802		924.01
LM/QS Moderately Aggressive Model Portfolio		92173	943		1,085.30
LM/QS Aggressive Model Portfolio		92174	279		321.09
QS Legg Mason Dynamic Multi-Strategy VIT Portfolio (WAM Managed)		94140	-		-
Legg Mason Global Asset Management Trust	20		11,954	2.50
ClearBridge Value Trust		90007	1,765		2,032.44
ClearBridge Small Cap Fund		90020	855		984.51
QS International Equity Fund		90067	159		183.25
Martin Currie Emerging Markets Fund		90093	585		673.44
ClearBridge International Growth Fund		90096	4,754		5,473.73
QS U.S. Small Capitalization Equity Fund		90190	101		116.84
BrandywineGLOBAL - Global Opportunities Bond Fund		90503	2,169		2,497.11
BrandywineGLOBAL - International Opportunities Bond Fund		90719	-		-
BrandywineGLOBAL - Global High Yield Fund		90720	-		-
Franklin Strategic Real Return Fund		90725	100		115.67
BrandywineGLOBAL - Diversified US Large Cap Value Fund		90756	166		191.09
BrandywineGLOBAL - Global Unconstrained Bond Fund		90800	474		545.73
BrandywineGLOBAL - Alternative Credit Fund		91103	165		189.76
BrandywineGLOBAL - Dynamic US Large Cap Value Fund		91223	209		240.30
Martin Currie International Unconstrained Equity Fund		91402	33		37.89
QS Global Market Neutral Fund		91403	36		40.98
ClearBridge Global Infrastructure Income Fund		91444	99		113.42
BrandywineGLOBAL - Flexible Bond Fund		91462	228		262.74
Martin Currie SMASh Series EM Fund		91755	-		-
BrandywineGLOBAL - Global Opportunities Bond Fund (USD hedged)		91996	57		65.49

Closed End Board Total - None part of multi-series trust	22		7,003
Clarion Partners Real Estate Income Fund Inc.		33743	-	0.05	-
Western Asset Municipal High Income Fund Inc.		90031	156	0.60	179.29
Western Asset Intermediate Muni Fund Inc.		90061	176	0.60	202.35
Western Asset Managed Municipals Fund Inc.		90064	755	1.00	869.69
Western Asset Municipal Partners Fund Inc.		90068	220	0.60	253.81
Western Asset High Income Opportunity Fund Inc.		90073	414	0.75	476.82
Western Asset High Income Fund II Inc.		90148	506	0.90	582.30
Western Asset Global High Income Fund Inc.		90293	274	0.75	315.29
Western Asset Emerging Markets Debt Fund Inc.		90304	874	1.00	1,006.14
LMP Capital and Income Fund Inc.		90324	301	0.75	346.79
Western Asset Municipal Defined Opportunity Trust Inc.		90692	-	0.05	-
Western Asset Investment Grade Defined Opportunity Trust Inc.		90705	191	0.60	220.42
Western Asset Global Corporate Defined Opportunity Fund Inc.		90716	309	0.75	356.06
Western Asset Mortgage Defined Opportunity Fund Inc.		90724	236	0.60	271.42
ClearBridge MLP and Midstream Fund, Inc.		90745	688	0.90	791.98
Western Asset High Yield Defined Opportunity Fund Inc.		90766	286	0.75	329.42
ClearBridge Energy Midstream Opportunity Fund Inc.		90813	570	0.90	656.73
BrandywineGLOBAL - Global Income Opportunities Fund Inc.		90884	280	0.75	322.60
ClearBridge MLP and Midstream Total Return Fund Inc.		90924	312	0.75	359.36
Western Asset Middle Market Income Fund Inc.		91199	94	0.45	108.41
Clarion Partners Real Estate Income Fund Inc. (Clarion Managed)		92083	299	0.75	344.64
Clarion Partners Real Estate Income Fund Inc. (Western Managed)		94095	61	0.40	70.44

Western Asset Funds Board			93,201	13.88
Legg Mason Partners Income Trust	20		13,334	2.50
Western Asset Managed Municipals Fund		90002	3,216		3,703.55
Western Asset Corporate Bond Fund		90005	1,327		1,527.50
Western Asset Mortgage Total Return Fund		90013	598		688.52
Western Asset California Municipals Fund		90014	319		367.60
Western Asset Municipal High Income Fund		90018	367		422.53
Western Asset Short Duration High Income Fund		90025	345		396.80
Western Asset New York Municipals Fund		90028	420		483.65
Western Asset Massachusetts Municipals Fund		90029	78		89.84
Western Asset New Jersey Municipals Fund		90030	145		167.11
Western Asset Intermediate-Term Municipals Fund		90032	2,705		3,114.50
Western Asset Income Fund		90040	1,150		1,324.10
Western Asset Short-Term Bond Fund		90058	715		823.46
Western Asset Intermediate Maturity California Municipals Fund		90059	134		153.73
Western Asset Intermediate Maturity New York Municipals Fund		90060	153		176.27
Western Asset Ultra-Short Income Fund		90063	625		720.00
Western Asset Pennsylvania Municipals Fund		90078	129		148.29
Western Asset Oregon Municipals Fund		90083	56		64.43
Western Asset Global High Yield Bond Fund		90094	134		154.10
Western Asset Emerging Markets Debt Fund		90118	18		21.23
Western Asset Short Duration Municipal Income Fund		90279	700		805.92
Legg Mason Partners Institutional Trust	13		24,832	2.50
Western Asset Institutional Liquid Reserves		90065	1,348		1,552.57
Western Asset Institutional U.S. Treasury Reserves		90066	11,630		13,390.77
Western Asset Institutional Government Reserves		90098	9,979		11,490.23
Western Asset Select Tax Free Reserves		90127	299		344.16
Western Asset SMASh Series M Fund		90520	-		-
Western Asset SMASh Series C Fund		90521	-		-
Western Asset SMASh Series Core Plus Completion Fund		90522	-		-
Western Asset Institutional U.S. Treasury Obligations Money Market Fund		91067	440		506.44
Western Asset Premier Institutional Liquid Reserves		92108	470		541.53
Western Asset Premier Institutional Government Reserves		92110	491		565.88
Western Asset Premier Institutional US Treasury Reserves		92111	174		200.47
Western Asset SMASh Series Core Completion Fund		94367	-		-
Western Asset SMASh Series TF Fund		94369	-		-
Legg Mason Partners Money Market Trust	1		1,230	1.25
Western Asset Government Reserves		90051	1,229.9		1,416.15
Legg Mason Partners Variable Income Trust	2		453	0.75
Western Asset Core Plus VIT Portfolio		90086	322.2		371.01
Western Asset Variable Global High Yield Bond Portfolio		90146	131.1		150.91
Western Asset Funds	7		50,280	2.50
Western Asset Core Bond Fund		90047	15,784		18,174.12
Western Asset Intermediate Bond Fund		90089	820		944.72
Western Asset Core Plus Bond Fund		90150	31,806		36,622.10
Western Asset Inflation Indexed Plus Bond Fund		90203	98		113.19
Western Asset High Yield Fund		90221	156		179.06
Western Asset Total Return Unconstrained Fund		90488	788		907.89
Western Asset Macro Opportunities Fund		91066	828		953.53
Western Asset - Not part of multi-series trust	5		3,073
Western Asset Investment Grade Income Fund "PAI"		90001	123	0.53	141.48
Western Asset Premier Bond Fund		90240	205	0.60	236.48
Western Asset Inflation-Linked Income Fund		90296	427	0.75	491.80
Western Asset Inflation-Linked Opportunities & Income Fund		90327	1,122	1.25	1,291.55
Western Asset Diversified Income Fund		96370	1,195	1.25	1,376.48

Total Franklin Templeton			$ 485,260	$ 107.23	$ 558,766.00

Recommended Registered Funds Bond Limit				130.00
Excess Limit - Minimum of $15 to $20 million				22.78